

June 19, 2014

Mr. Yazhong Liao
President
Comjoyful International Company
J4-2-12, Diplomatic Residence Compound,
No.1 Xiushui Street, JianguomenWai,
Chaoyang District, Beijing 100600, China

> **Re: Comjoyful International Company**
> **Amendment No. 3 to Form 8-K**
> **Filed June 10, 2014**
> **Form 10-Q for the Three Months Ended March 31, 2014**
> **Filed May 30, 2014**
> **File No. 000-08299**

Dear Mr. Liao:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed June 10, 2014

Item 9.01 Financial Statement and Exhibits, page 36

(b) Pro Forma Financial Information

1. We note your response to comment three and that no partner has the ability to revoke the Unanimous Action Confirmation Letter agreement. Considering that the Unanimous Action Confirmation Letters, filed as exhibits 10.7 and 10.8 to your Form 8-K filed May 8, 2014, are silent as to a partner's right to revoke the agreement, please tell us your legal

basis for concluding that the general partner does not have the ability to revoke the agreement.

Exhibit 99.1

Wuxi Kangjiafu Royal Traditional Investment Management Co., Ltd.

Note 3. Summary of Significant Accounting Policies, page F-9

2.   We note your response to comment four and that no partner has the ability to revoke the Unanimous Action Confirmation Letter agreement. Considering that the Unanimous Action Confirmation Letters, filed as exhibits 10.7 and 10.8 to your Form 8-K filed May 8, 2014, are silent as to a partner's right to revoke the agreement, please tell us your legal basis for concluding that the general partner does not have the ability to revoke the agreement.

Property and Equipment, page F-11

3.   We note your response to comment seven. You state that you have recognized scheduled rent increases and holidays in the minimum lease payments and are recognizing them on a straight-line over the respective lease term. Based upon this response, it is not clear to us what accounts for the difference in the minimum rental commitments as disclosed for the next five years on page F-20. Please explain.

 Note 13. Unearned Income, page F-17

4.   We note your response to comment eight. Please provide us with a roll-forward of unearned income by club since the beginning of operations for all periods presented. Further, considering the balance of unearned income of $3.7 million as of December 31, 2013, please tell us about the price ranges of services you offer and approximately how many individual services the unearned income balance represents at each period end.

5.   We note your response to comment nine. We understand that unearned income represents prepayments made by customers for future services and that the balance as of December 31, 2013 was approximately $3.7 million. You state that there is no expiration date for prepaid services and that prepayments are not refundable to your customers. Please tell us if you enter into a written agreement with your customers and if so, provide us with a translated copy of that agreement. Further, tell us what consumer rights are available to your customers under Chinese law that could directly affect your obligation to refund prepayments if requested.

6.   We note your response to comment 10. Considering that the period over which revenue will be realized is uncertain, it is unclear to us why you believe it is appropriate to classify this liability as a current liability. Tell us whether you have historical experience and the ability to estimate the amount of consumption within the next period cycle. Tell

us how you considered the fact that by classifying the full unearned income amount as a current liability in the balance sheet, you are concluding that the full unearned income balance will be realized as revenue within the next operating cycle.

Form 10-Q for the Three Months Ended March 31, 2014

Note 6. Property, Plant and Equipment, net, page 14

7.   We note that you present the accumulated impairment as a line item separate from the gross carrying amount of your property, plant and equipment. Refer to ASC 360-10-35-20 and revise to present adjusted carrying amount of your long-lived assets at their new cost basis.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting, page 26

8.   We refer to the first sentence in this section beginning with, "As a small business, without a viable business and revenues…" Please tell us in more detail about your conclusion that you do not have a viable business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director